Exhibit 1

TELE NORTE LESTE PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58 Board of Trade (NIRE) No. 33.3.0026253-9 Publicly-traded Company	TELEMAR NORTE LESTE S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79 Board of Trade (NIRE) No. 33.3.0015258-0 Publicly-traded Company

COARI PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 04.030.087/0001-09 Board of Trade (NIRE) No. 33.3.0027761-7 Publicly-traded Company	BRASIL TELECOM S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520–8 Publicly-traded Company

MATERIAL FACT

Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“TMAR”), Coari Participações S.A. (“Coari”) and Brasil Telecom S.A. (“BRT”, and, together with TNL, TMAR and Coari, the “Oi Companies”), pursuant to article 157, paragraph 4, of Law No. 6,404/76 and CVM Instruction No. 358/02, and furthermore, to supplement the Material Facts disclosed on May 24, 2011, August 1, 2011 and August 17, 2011, hereby announce the following to their shareholders and to the market:

In meetings held on this date, the Boards of Directors of TNL, TMAR and BRT approved the terms and conditions of the proposed corporate reorganization that was announced in the Material Facts dated May 24, 2011, August 1, 2011 and August 17, 2011, which will be implemented primarily through the following transactions: (i) the creation and distribution of redeemable preferred shares of BRT to the shareholders of BRT, and the immediate redemption of such shares; (ii) the partial split-off of TMAR, with the acquisition of the split-off portion by Coari, followed by a share exchange between TMAR and Coari, (iii) the merger of Coari with and into BRT; and (iv) the merger of TNL with and into BRT (collectively, the “Corporate Reorganization”). The exchange ratios applicable to the transactions that are part of the Corporate Reorganization were approved by the Boards of Directors of TMAR, TNL and BRT, considering the recommendations of the Independent Special Committee of each company, and announced through a Material Fact released on that date. In addition, the Boards of Directors of the Oi Companies approved the proportion between BRTO3 and BRTO4 shares which will be delivered to holders of TNLP4, TMAR5 and TMAR6 shares. Therefore, the exchange ratios will be as follows:

Original Share	Shares in Substitution
1 TNLP3	2.3122 BRTO3
1 TNLP4	0.1879 BRTO3 + 1.9262 BRTO4
1 TMAR3	5.1149 BRTO3
1 TMAR5	0.3904 BRTO3 + 4.0034 BRTO4
1 TMAR6	0.3904 BRTO3 + 4.0034 BRTO4

As a preparatory step to the mergers of TNL and Coari into BRT, the Boards of Directors of TNL, TMAR and Coari approved the proposal of a partial split-off of TMAR, with the acquisition of the split-off portion by Coari (the “Partial Split-Off”), which is intended to result in a better distribution of the book value of the equities between BRT (which will acquire the assets and liabilities of Coari), and TMAR (which will become a wholly-owned subsidiary of BRT), considering that both companies provide fixed-line telecommunications services, in accordance with the concessions and authorizations granted by the Brazilian Telecommunications Industry Regulator (“ANATEL”). The Partial Split-Off will be implemented together with an exchange of shares between TMAR and Coari (the “Share Exchange”), and as a result of these transactions the current shareholders of TMAR will receive the same number of shares of Coari of the same class and the number and class of shares of TMAR held by them, which will result in Coari having a shareholder structure identical to TMAR’s shareholder structure prior to these transactions. The Partial Split-Off and the Share Exchange will not result in any impact in the exchange ratios negotiated and proposed by the Independent Special Committees and approved by the Boards of Directors of the TNL, TMAR and BRT, as the exchange ratios were negotiated and approved based on the market values of the shares of TNL, TMAR and BRT.

The Corporate Reorganization assumes that the transactions described herein will occur simultaneously on the same date, and as a result, the conclusion of each of these transactions is conditioned to the approval of the other transactions.

The transactions described herein are subject to the approval by the shareholders meetings of the relevant Oi Companies, to be timely convened, after the U.S. Securities and Exchange Commission (“SEC”) declares the registration statement relating to the issuance of BRT shares in the merger of TNL into BRT effective. As a result, without adverse effects to the information already announced and publicly available, by the time the relevant shareholders meetings are convened, the Oi Companies will release in full the materials required by CVM Instruction No. 481/09 and CVM Instruction No. 319/99, including the Material Fact required thereby.

In the next days, TMAR will call a shareholders meeting to select the specialized company that will be responsible for preparing the economic valuation of TMAR shares from among those included on a list of three names approved by the Board of Directors of TMAR, for the purposes of establishing the value of the reimbursement for the shares of TMAR held by shareholders who exercise their withdrawal right in connection with the Partial Split-Off and the Share Exchange, pursuant to article 12 of TMAR’s By-laws and article 45 of Law No. 6,404/76. The information required with respect to the appraisers proposed by the Board of Directors will be released together with the publication of the call notice of the shareholders meeting of TMAR that will consider such matter, pursuant to CVM Instruction No. 481/09.

The documents required by law related to the transactions described herein will be available to the relevant shareholders of TNL, TMAR, Coari and BRT pursuant to CVM Instruction No. 319/99 and CVM Instruction No. 319/99.

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The Oi Companies will keep their shareholders and the market informed of the next steps in implementing the Corporate Reorganization.

Rio de Janeiro, August 26, 2011.

Alex Waldemar Zornig Investors Relations Officer Tele Norte Leste Participações S.A. Telemar Norte Leste S.A. Coari Participações S.A. Brasil Telecom S.A.

Additional Information for U.S. Shareholders of TNL, TMAR and BRT:

Merger of TNL into BRT

This communication contains information with respect to the proposed merger (incorporação) under Brazilian law of TNL with and into BRT.

In connection with the proposed merger of TNL into BRT, BRT plans to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of TNL, and (2) other documents regarding the proposed merger.

We urge investors and security holders to carefully read the prospectus and other relevant materials when they become available as they will contain important information about the proposed merger.

Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed merger, when available, free of charge on the Commission’s website at www.sec.gov or from BRT.

Merger of Shares of Coari and TMAR

This communication also contains information with respect to the proposed merger of shares (incorporação de ações) under Brazilian law of Coari and TMAR.

Coari and TMAR are Brazilian companies. Information distributed in connection with the proposed merger of shares and the related shareholder votes is subject to Brazilian disclosure requirements that are different from those of the United States. Any financial statements and financial information included herein is prepared in accordance with Brazilian accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed merger of shares, since the companies are located in Brazil and substantially all of their officers and directors are residents of Brazil. You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of the companies otherwise than through the proposed merger of shares, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

Merger of Coari into BRT

This communication also contains information with respect to the proposed merger (incorporação) under Brazilian law of Coari with and into BRT.

BRT and Coari are Brazilian companies. Information distributed in connection with the proposed merger and the related shareholder votes is subject to Brazilian disclosure requirements that are different from those of the United States. Any financial statements and financial information included herein is prepared in accordance with Brazilian accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the merger, since the companies are located in Brazil and substantially all of their officers and directors are residents of Brazil. You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of the companies otherwise than through the proposed merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

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